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	FAX	804 • 788 • 8218

DANIEL M. LEBEY
DIRECT DIAL: 804-788-7366
January 8, 2008	EMAIL:	dlebey@hunton.com

	FILE NO:	54521.000040

Via EDGAR

Mr. Kevin Woody

Accounting Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Friedman, Billings, Ramsey Group, Inc.

File No. 000-50230

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 1, 2007

Form 10-Q for the Quarterly Period Ended

September 30, 2007

Filed November 9, 2007

Dear Mr. Woody:

As counsel to Friedman, Billings, Ramsey Group, Inc. (the “Company”), we are confirming the substance of certain telephonic communications between you and Kurt R. Harrington, Executive Vice President and Chief Financial Officer of the Company, that occurred on December 26, 2007. These telephonic communications related to the receipt by the Company of the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), which were contained in your letter to Mr. Harrington, dated December 20, 2007, and the Company’s expected timing for responding to such comments.

On December 26, 2007, Mr. Harrington contacted you telephonically. He explained that he did not receive your letter until such date, provided you with an updated facsimile number to be used by the Staff for future communications with the Company directed to Mr. Harrington and explained that the Company would contact you at a later date and notify you when it expected to file via EDGAR its response to the Staff’s comments. Later that day, you spoke to Mr. Harrington and confirmed that his suggested approach to responding to the Staff’s comments was sufficient.

Mr. Kevin Woody

January 8, 2008

On behalf of the Company, we are writing to inform you that the Company expects to file via EDGAR its response to the Staff’s comments contained in your letter on or about January 18, 2008. If you have any questions regarding this matter, please feel free to contact me at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Mr. Kurt R. Harrington

Mr. William J. Ginivan

Mr. Robert Telewicz